03041003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 AND ENDING 9/30/03
MM/DD/YY MM/DD/YY

RECEIVED NOV 2 8 2003 MAIL PROCESSING SECTION

NOV 28 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
E.H. Smith Jacobs & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street
(No. and Street)

New York, New York 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marie-Regina Forbes (212) 742-8135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street New York N.Y. 10004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marie-Regina Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.H. Smith Jacobs & Co., Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLORIA CALICCHIA
Notary Public, State of New York
No. 24-0538680
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 28, 2006

[signature]
Signature

Vice President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement ~~of Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

E.H. SMITH JACOBS & CO., INC.

September 30, 2003

CONTENTS

	Page
Report of Independent Certified Public Accountants	3
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholders' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 11
Supplementary Information	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	13

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of
E.H. Smith Jacobs & Co., Inc.

We have audited the accompanying statement of financial condition of E.H. Smith Jacobs & Co., Inc. (the "Company") as of September 30, 2003 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.H. Smith Jacobs & Co., Inc. as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
November 19, 2003

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

E.H. Smith Jacobs & Co., Inc.

STATEMENT OF FINANCIAL CONDITION

September 30, 2003

ASSETS

Cash and cash equivalents	$ 31,744
Due from clearing brokers	1,613,100
Securities owned, at market value	22,250
Receivable from related companies	253,799
Loans receivable from related party	424,726
Property and equipment - net of accumulated depreciation of $272,153	64,891
Prepaid expenses and other assets	134,345
	$2,544,855

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 48,962
Total liabilities	48,962
Stockholders' equity	
Common stock, no par value; 300 shares authorized, 200 shares issued and outstanding	2,195,097
Retained earnings	300,796
Total stockholders' equity	2,495,893
	$2,544,855

The accompanying notes are an integral part of this statement.

E.H. Smith Jacobs & Co., Inc.

STATEMENT OF OPERATIONS

Year ended September 30, 2003

Revenue	
Commissions	$ 728,214
Net trading gains	997,935
Dividend and interest income	44,298
Other income	136,744
Total revenue	1,907,191
Expenses	
Employee compensation and benefits	957,029
Execution, floor brokerage, clearance and other fees	684,112
Professional	104,870
Management fees	100,000
Other	391,545
Total expenses	2,237,556
NET LOSS	$ (330,365)

The accompanying notes are an integral part of this statement.

E.H. Smith Jacobs & Co., Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended September 30, 2003

	Common stock	Retained earnings	Total stockholders' equity
Balances at October 1, 2002	$2,195,097	$631,161	$2,826,258
Net loss	-	(330,365)	(330,365)
Balances at September 30, 2003	$2,195,097	$300,796	$2,495,893

The accompanying notes are an integral part of this statement.

E.H. Smith Jacobs & Co., Inc.

STATEMENT OF CASH FLOWS

Year ended September 30, 2003

Cash flows from operating activities	
Net loss	$(330,365)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	35,830
(Increase) decrease in operating assets	
Due from clearing brokers	786,781
Securities owned, at market value	(7,125)
Receivable from related companies	(253,799)
Loans receivable from related party	(150,000)
Prepaid expenses and other assets	(14,425)
Increase (decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	(135,595)
Securities sold, not yet purchased, at market value	(27,510)
Net cash used in operating activities	(96,208)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(96,208)
Cash and cash equivalents at beginning of year	127,952
Cash and cash equivalents at end of year	$ 31,744
Supplemental disclosures of cash flow information:	
Cash paid during the year for	
Interest	$2,437
Income taxes	$1,000

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

September 30, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Nature of Operations*

E.H. Smith Jacobs & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged in the execution of stock transactions for its own account and those of its customers. Customer accounts are carried on a fully disclosed basis and not held by the Company; therefore, the Company is exempt from SEC Rule 15c3-3 under paragraph k2(ii).

2. *Cash and Cash Equivalents*

Cash and cash equivalents include cash in bank accounts and deposits in money market accounts with maturities of three months or less.

3. *Securities Transactions*

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission income and expense from customer transactions are recorded on a trade-date basis as securities transactions occur.

Securities owned are valued at market value. The resulting difference between cost and market (or fair value) is included in trading revenue on the statement of operations.

4. *Property and Equipment*

The Company records property and equipment at cost. Depreciation is computed over the estimated useful lives of the assets on a straight-line basis.

5. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A (continued)

6. *Income Taxes*

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company has net operating loss ("NOL") carryforwards of approximately $650,000 which are available to reduce future taxable income. Such loss carryforwards expire in 2023. The net operating loss carryforward generated a deferred tax asset of $260,000. The loss in the current year will increase the NOL and would potentially result in additional deferred tax asset. However, the Company has determined that a valuation allowance of $219,000 against such deferred asset generated from the loss for the year ended September 2003 is necessary.

NOTE B - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined, of $48,962. Net capital and aggregate indebtedness change from day to day, but at September 30, 2003, the Company had net capital of $1,601,418, which exceeded its requirement of $100,000 by $1,501,418.

NOTE C - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has loaned money to a related party. At September 30, 2003 the balance of the loans totaled $424,726, of which $150,000 was loaned during the current fiscal year. Interest on these loans accrues at the rate of 6% per annum. Interest receivable on the loans totaled $32,654 at September 30, 2003 and was included on the statement of financial condition in "prepaid expenses and other assets."

NOTE C (continued)

The Company pays the compensation for the employees of related companies and is then reimbursed by the related companies. For the year ended September 30, 2003, the total amount paid by the Company and reimbursed to the Company was approximately $924,500.

Rent expense for the office space is allocated between the Company and a related company. During the year, the related company reimbursed the Company $21,000, which was recorded by the Company as a reduction of the rent expense that is included in "other expenses" on the statement of operations.

The Company is under common ownership or control with other broker-dealers. Various overhead expenses are shared by these entities. At September 30, 2003, the Company has a receivable balance from these broker-dealers of approximately $254,000.

During the year, the Company paid management fees of $100,000 to a related company.

NOTE D - LEASE COMMITMENTS

The Company is obligated under a noncancelable operating lease through April 30, 2004 for office space requiring minimum payments of $35,000.

Rent expense for the year ended September 30, 2003, totaled approximately $45,500.

NOTE E - PENSION AND PROFIT-SHARING PLANS

The Company, together with related companies, participated in a pension plan and a profit-sharing plan ("the plans") during the year. The plans cover all employees over the age of 21 having at least one year of service. As of August 31, 2003 the pension plan was merged into the profit-sharing plan. Contributions to the plans are based on the wages of eligible employees up to $200,000. The plans are on a fiscal year, September 1 to August 31. Contributions to the plans are determined each year by the Board of Directors, up to fifteen percent of eligible compensation.

For the plan year ended August 31, 2003, neither the Company nor the related companies made any contributions to the plans.

NOTE F - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE G - DERIVATIVE FINANCIAL INSTRUMENTS AND OFF-BALANCE-SHEET RISK

During the year ended September 30, 2003, the Company's trading activities included equity and index options, all of which are forms of derivative financial instruments. These derivatives were used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at market value, and any change in market value is reflected in the accompanying statement of operations as gain or loss as it occurs.

Derivative financial instruments derive their value based upon an underlying asset, index or reference rate. These instruments are subject to various risks similar to nonderivative financial instruments, including market, credit, liquidity and operational risks. The Company manages these risks associated with derivatives on an aggregate basis, along with the risks associated with its proprietary trading as part of its risk management policies.

The Company is also subject to certain inherent risks arising from its trading activities of selling securities short. Subsequent market fluctuations of securities sold, not yet purchased may require purchasing the securities at higher prices.

NOTE H - SUBSEQUENT EVENTS

On October 1, 2003, the Company converted $150,000 of its receivable from a related company (see Note C) into a loan that is subordinated to the claims of the general creditors of the related company.

SUPPLEMENTARY INFORMATION

E.H. Smith Jacobs & Co., Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2003

Stockholders' equity per statement of financial condition		$2,495,893
Deductions		
Nonallowable assets		
Receivable from related company		253,799
Loans receivable from related party		424,726
Property and equipment		64,891
Prepaid expenses and other assets		134,345
		877,761
Net capital before haircuts		1,618,132
Haircuts on securities positions		(16,714)
Net capital		1,601,418
Minimum net capital required		100,000
Excess net capital		$1,501,418
Ratio of aggregate indebtedness to net capital		.03 to 1
Aggregate indebtedness		$ 48,962

There are no material differences between the above computation and the Company's corresponding unaudited amended Form X-17A-5 filing of September 30, 2003.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

E. H. SMITH JACOBS & CO., INC.

September 30, 2003

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders of
E. H. Smith Jacobs & Co., Inc.

In planning and performing our audit of the financial statements and supplementary information of E. H. Smith Jacobs & Co., Inc. (the "Company") for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
November 19, 2003

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com